RICHARD L. COHEN DIRECT DIAL: 215.979.1233 PERSONAL FAX: 215.979.1020 E-MAIL: rlcohen@duanemorris.com www.duanemorris.com July 8, 2008

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Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Larry Spirgel, Esq.

Re:	Vonage Holdings Corp. (the “Company”)

Form 10-K for the Fiscal Year Ended December 31, 2007

File No. 1-32887

Ladies and Gentlemen:

On behalf of Vonage Holdings Corp. (the “Company”), set forth below are the comments contained in your June 13, 2008 letter with respect to the above-captioned filing, together with the response of the Company to each of those comments.

Item 9A. Controls and Procedures, page 64

1.

We note your response to comment 3 in our letter dated May 7, 2008, but your response is not clear as to when you conducted your review of your year-end control procedures. If it was after December 31st, then your material weakness could not have been remediated as of December 31st. If it was prior to December 31st then it is unclear why your restatement Form 8-K was not filed until February 13th. Please advise.

The control to compare the actual forfeitures and estimated forfeitures is a year-end, period-end control that is not performed until after stock option compensation expense for the period has been calculated, which occurs after the period end date. Once the stock option expense for the quarter and year ended December 31, 2007 was calculated after year-end, the Company performed the comparison of actual forfeitures and estimated forfeitures and determined that a material difference existed between the actual forfeitures and estimated forfeitures which accumulated during the last three quarters of 2007 that required an adjustment

DUANE MORRIS LLP
30 SOUTH 17TH STREET PHILADELPHIA, PA 19103-4196	PHONE: 215.979.1000 FAX: 215.979.1020

Securities and Exchange Commission
July 8, 2008

to the financial statements. Once identified, the analysis documenting the material difference was provided to the Company’s independent registered public accounting firm for their review and concurrence. In addition, the Company also consulted with the Audit Committee of the Board of Directors. The consensus from the Company’s discussions was that the material adjustment identified between the actual forfeitures and estimated forfeitures pertaining to the second and third quarters should have been recorded in those quarters and, as such, the Company would need to restate those quarters. The Company then prepared all of the analyses and calculations necessary to show the impact to the previously reported financial statements that were to be included in the Form 8-K. The culmination of these procedures resulted in the filing of the Form 8-K on February 13, 2008 announcing the restatements. The period-end control that was designed to be performed after the period end date was in place as of December 31, 2007, but was not in place for the periods ended June 30, 2007 and September 30, 2007. Accordingly, the Company concluded that this matter, causing the restatements, resulted in a material weakness at June 30 and September 30, 2007, but was not a material weakness as of December 31, 2007.

Item 11. Executive Compensation, page 66

Compensation Discussion and Analysis

Determination of Competitive Compensation, Proxy Statement page 18

2.	We have considered your response to comment 4 in our letter dated May 7, 2008 and are unable to agree. The disclosure indicates that you extracted a “market sample” of companies from the three surveys considered. You then targeted salaries at certain percentiles of the market sample. In order for investors to understand your benchmarking against this market sample, the identity of the companies comprising the market sample should be disclosed. Please revise to identify such companies.

As a point of clarification, the term “market sample” refers to the subset of the companies in the surveys described in the bullet points on the bottom of page 18 and the top of page 19, rather than a selected group of these companies. At no point during the consideration of 2007 compensation was the compensation committee or members of management aware of the identity of the companies that constituted the market sample. Because the identity of the companies in the market sample was not considered by the compensation committee, the Company does not believe it would be meaningful to investors to identify such companies. However, the Company will amend its 2007 Form 10-K to include the following additional disclosure immediately after the bullet points on page 19:

“Because we were seeking survey data covering a broad range of companies meeting the criteria set forth above, we did not focus on, or ascertain the identities of, the individual companies included in the survey data.”

Securities and Exchange Commission
July 8, 2008

Summary Compensation Table, Proxy Statement page 27

3.	We have considered your response to comment 6 in our letter dated May 7, 2008. Please amend your 2007 Form 10-K so that the summary compensation table is the same as that was included in the proxy statement that was distributed to shareholders.

The Company will amend its 2007 Form 10-K so that the summary compensation table is the same as that was included in the proxy statement that was distributed to shareholders.

If further information or clarification with respect to the foregoing points is desired, please contact the undersigned at 215-979-1233.

Sincerely,

/s/ Richard L. Cohen
Richard L. Cohen

rlc/tbm
cc:	Mr. Jeffrey A. Citron
Mr. John S. Rego
Mr. Gerald Maloney Jr.